Exhibit 99.1

GRANITE PRICES OFFERING OF $250 MILLION 3.788%

SENIOR DEBENTURES DUE 2021

June 23, 2014, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has priced an offering (the “Offering”) of $250 million aggregate principal amount of 3.788% Series 2 Senior Debentures due 2021 (the “Debentures”). The Debentures will be guaranteed by Granite, Granite REIT Inc. and certain subsidiaries of Granite LP. The offering of the Debentures is expected to close on or about July 3, 2014, subject to the satisfaction of certain customary closing conditions.

Granite LP intends to use the net proceeds of the Offering of approximately $249 million, together with other available funds, to redeem the outstanding $265 million 6.05% debentures due December 2016 (the “2016 Debentures”). Should the 2016 Debentures be redeemed in full, the guarantees of certain subsidiaries of Granite LP pertaining to the Debentures will be automatically released.

The Debentures will be publicly offered in Canada under Granite LP’s previously filed base shelf prospectus (the “Prospectus”), pursuant to an agency agreement with certain financial institutions. Granite LP will also file with applicable securities regulators in each of the provinces and territories of Canada a prospectus supplement to the Prospectus (the “Prospectus Supplement”) relating to the Offering. Copies of the Prospectus and the Prospectus Supplement may be accessed at www.sedar.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the Prospectus or the Prospectus Supplement.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and accordingly may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Such statements may include statements regarding Granite’s future plans, goals, strategies, intentions (including the intention to redeem the 6.05% debentures due 2016), beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “considering”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to: the risk that the conditions precedent to the closing of an offering may not be satisfied; economic, market and competitive conditions, including interest rates, pricing of comparable securities and Granite’s credit ratings and other risks that may adversely affect Granite’s ability to complete a debenture offering or redeem the 6.05% debentures that mature on December 22, 2016 in a manner acceptable to Granite; and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2014 (the “Annual Information Form”), including documents incorporated by reference. The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events or circumstances or otherwise.